Free Writing Prospectus

Filed pursuant to Rule 433

Registration Nos. 333-189041

and 333-189041-01

Free Writing Prospectus dated January 26, 2015

GE DEALER FLOORPLAN MASTER NOTE TRUST

Issuing Entity

GENERAL ELECTRIC CAPITAL CORPORATION
Master Servicer

CDF FUNDING, INC. Depositor	GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION
Sponsor

Series 2015-2 Class A Asset Backed Notes

The depositor has prepared a preliminary prospectus supplement dated January 26, 2015 and prospectus dated January 26, 2015 which describe the Class A Asset Backed Notes (the “notes”) to be issued by the issuing entity. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the notes.

Ratings

The depositor expects that the notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations, or “rating agencies,” listed below.

	Moody’s Investors Service, Inc. (“Moody’s”)	Fitch Ratings, Inc. (“Fitch”)
Class A Asset Backed Notes	Aaa (sf)	AAAsf

It is a condition to the issuance of the notes that the notes receive at least the ratings listed above.

You should consider carefully the risk factors described below.

Underwriters of the Class A Notes

Credit Suisse		Mizuho Securities

Santander	SMBC Nikko	CastleOak Securities, L.P.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-221-1037 or by emailing prospectusnewyork@credit-suisse.com.

Risk Factors

The Ratings for the Notes are Limited in Scope, May be Lowered or Withdrawn, May Not Continue to be Issued, and Do Not Consider the Suitability of an Investment in the Notes for You

Any rating of your notes by a rating agency indicates the rating agency’s view regarding the likelihood of the ultimate payment of principal and the timely payment of interest, at the applicable interest rate, on your notes. Among the things a rating will not indicate are:

•	the likelihood that principal will be paid on a scheduled date;

•	the likelihood that an early amortization event will occur;

•	whether or not the discussion under “U.S. Federal Income Tax Consequences” in the prospectus is adequate or correct, or the likelihood that a United States withholding tax will be imposed on non-U.S. noteholders;

•	whether or not the discussion under “ERISA Considerations” in the prospectus is adequate or correct, or whether a “prohibited transaction” will occur;

•	the marketability of your notes;

•	the market price of your notes; or

•	whether your notes are a suitable investment for you.

A rating is not a recommendation to buy, sell, or hold your notes. A rating may be lowered or withdrawn at any time. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Moreover, civil, criminal or regulatory actions or other events adverse to a rating agency hired to rate the notes may have a detrimental effect on the credibility of such rating agency’s ratings, which could have an adverse effect on the market value of your notes.

Moody’s and Fitch (the “Hired Agencies”) have been hired by the sponsor to provide their ratings on the notes. The SEC rules state that the payment of fees by the sponsor, the issuing entity or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities, as is the case with the ratings of the notes by the Hired Agencies, constitutes a conflict of interest for rating agencies. In the view of the SEC, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies. Under SEC rules, information provided to a Hired Agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each non-hired rating agency in order to make it possible for such non-hired rating agencies to assign unsolicited ratings on the notes. If the sponsor fails to make available to the non-hired rating agencies information provided to any Hired Agency for the purpose of assigning or monitoring the ratings on the notes, a Hired Agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The Notes May Receive an Unsolicited Rating, Which May Have an Adverse Effect on the Liquidity or the Market Price of the Notes

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating on the notes that differs from (or may be lower than) the rating provided by the Hired Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this free writing prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on the notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your note may be adversely affected.